Global Proxy

Voting Policy

December 2023

Global Proxy Voting

Policy

OUR PRINCIPLES AND PHILOSOPHY

CBRE Investment Management Listed Real Assets LLC (“CBREIM Listed Real Assets” or “we”) treats proxy voting as a fundamental responsibility of shareholders – one which can work to affect positive management behavior over time and therefore ultimately contribute to generating economic value to shareholders.

Proxy voting is an important right of shareholders, and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. When CBREIM Listed Real Assets has discretion to vote the proxies of its clients, it will vote those proxies in accordance with this policy and procedures. The guidelines presented in this policy reflect a corporate governance structure that is responsive to company stakeholders and supportive of responsible investment goals.

For the accounts over which CBREIM Listed Real Assets maintains proxy voting authority, CBREIM Listed Real Assets will vote proxies in accordance with its proxy voting guidelines. CBREIM Listed Real Assets may, in certain circumstances, voluntarily adhere to guidelines established by its clients if doing so can be accomplished within the proxy voting process established with the proxy voting administrator. Otherwise, CBREIM Listed Real Assets will not accept proxy voting authority to the extent clients wish to impose voting guidelines different from those of CBREIM Listed Real Assets. As the responsibility for proxy voting is defined at the outset of the client relationship (and documented in the Investment Management Agreement), CBREIM Listed Real Assets does not anticipate any confusion on the part of its clients in this respect.

OUR PROCEDURES AND CONTROLS

PROXY VOTING ADMINISTRATION

CBREIM Listed Real Assets controls proxy voting for the majority of separate accounts under management, subject to limited exceptions; sub-advised funds may choose to handle their own voting.

CBREIM Listed Real Assets has engaged a third-party vendor, Institutional Shareholder Services (ISS), to provide proxy voting administration services, including the tracking of proxies received for clients, providing notice to CBREIM Listed Real Assets concerning dates votes are due, the actual casting of ballots, and recordkeeping. It is important to recognize that the ability of ISS and CBREIM Listed Real Assets to process proxy voting decisions in a timely manner is contingent in large part on the custodian banks holding securities for CBREIM Listed Real Assets clients. On a daily basis, CBREIM Listed Real Assets provides ISS with a list of securities held in each account over which CBREIM Listed Real Assets has voting authority.

While not the norm, in certain countries where share blocking is required, there may be times where CBREIM Listed Real Assets chooses not to vote. Share blocking entails selling the stock short for a period of time around the date of the vote. We may decide not to vote if in the in the best interest of our client to avoid failed trades or overdrafts, or to have shares be freely tradeable.

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DETERMINATION OF VOTE

CBREIM Listed Real Assets established its own proxy voting guidelines and provides those guidelines to ISS. Proxy voting guidelines are reviewed and approved by our Sustainability and Senior Global Portfolio Managers. The approved proxy voting guidelines are provided to ISS to facilitate the administrative processing proxy voting.

Voting decisions remain within the discretion of CBREIM Listed Real Assets. On a daily basis, CBREIM Listed Real Assets Securities Operations group reviews an online system maintained by ISS in order to monitor for upcoming votes. When a pending vote is identified, the Securities Operations team forwards the ballot to the appropriate Portfolio Manager or Investment Analyst for review, along with any supplemental information about the ballots provided by ISS and – if available – other research vendors to which CBREIM Listed Real Assets subscribes.

CBREIM Listed Real Assets Senior Investment Analysts review the proxy statement and determine the votes within the firm’s specified guidelines. If the Analyst’s indicated vote conflicts with CBREIM Listed Real Assets’ guidelines, the vote must be verified (with documented rationale) and approved by a designated Senior Portfolio Manager or our Head of Sustainability; the vote and corresponding rationale is also reviewed by our Chief Compliance Officer.

This proxy voting process is tested annually by external auditors to confirm that we have adequate procedures which are consistently applied.

CONFLICTS OF INTEREST

CBREIM Listed Real Assets will identify any conflicts that exist between the interests of CBREIM Listed Real Assets (including its employees and affiliates) and its clients as it relates to proxy voting. CBREIM Listed Real Assets obtains information from all employees regarding outside business activities and personal relationships with companies within the investable universe (such as serving as board members or executive officers of an issuer), to confirm that employees do not have personal interests in transactions, holdings, or proxy matters. Additionally, CBREIM Listed Real Assets will consider the conflicts associated with any ballot which identifies a relationship to CBRE Investment Management or another affiliate within CBRE Group. Lastly, CBREIM Listed Real Assets will consider any ballot which relates to a client of CBREIM Listed Real Assets as a potential conflict of interest.

If a material conflict is identified for a particular ballot, CBREIM Listed Real Assets will refer the ballot and conflict to the CBREIM Listed Real Assets Risk & Control Committee for review. In such situations, CBREIM Listed Real Assets will generally defer the vote either to the recommendation provided by ISS (not based on the CBREIM Listed Real Assets guidelines) or to the affected client(s) so that the client may determine its voting decision.

PROXY VOTING RECORDS

The proxy voting process is coordinated by the Securities Operations group and the Compliance team is responsible for oversight of and testing of the process. As noted above, ISS provides recordkeeping services, including retaining a copy of each proxy statement received and each vote cast. This information is available to CBREIM Listed Real Assets upon request.

CBREIM Listed Real Assets maintains files relating to its proxy voting procedures in an easily accessible place. Records are maintained and preserved for five years from the end of the fiscal year during which the last entry was made on a record, with records for the first two years kept on site. These files include:

•	copies of the proxy voting policies and procedures and any amendments thereto,

•	a copy of any document CBREIM Listed Real Assets created that was material to making a decision how to vote proxies or that memorializes that decision, and

•

a copy of each written client request for information on how CBREIM Listed Real Assets voted such client’s proxies and a copy of any written response to any (written or oral) client request for information on how CBREIM Listed Real Assets voted its proxies.

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Clients may contact the Compliance team at (610) 995-2500 to obtain a copy of these policies and procedures (and, if desired, the firm’s proxy voting guidelines) or to request information on the voting of such client’s proxies. A written response will list, with respect to each voted proxy that the client has inquired about:

•	the name of the issuer,

•	the proposal voted upon, and

•	how CBREIM Listed Real Assets voted the client’s proxy.

GLOBAL GUIDELINES

CBREIM Listed Real Assets global guidelines, developed by senior leadership and reviewed and updated annually, reflect our preference for a corporate governance structure which is responsive to company stakeholders and supportive of responsible investment goals.

Some items up for vote are undertaken on a case-by-case basis. In those instances, we believe our framework - comprised of senior sector Analysts, senior level Portfolio Managers, our Head of Sustainability, and our Chief Compliance Officer - allows us to the determine the appropriate vote based on the firm’s combined knowledge, engagement, and our overall philosophy around governance.

The current versions of our key guidelines are summarized below:

ITEM	Vote

Board Structure

Classification of Board	Case-by-case

For public operating companies, we favor a structure where the entire board stands for election each year.

Board Independence	For

We are in favor of public operating company boards where the majority is independent.

Overboarding	Against

We believe that while experience on other boards can be an asset, the board member’s time and dedication to the board in question must take priority.

• Vote against/withhold if the Board member is a CEO and sits on more than 3 public company boards total

• Vote against/withhold if the Board member is not a CEO and sits on more than 4 public company boards total

• Board service referenced is for public operating companies, not publicly traded funds or private companies

Board Diversity	Case-by- case

We favor representation by minorities on the board to promote diversity of thought. While industry practices vary globally, we like to see diversity on the board.

Approve Board Size	Case-by- case

We favor board size between 6 members and 15 members.

Separation of Chairperson and CEO	Case-by- case

We favor the separation of Chairperson and CEO, although there may be situations where we would approve the dual role if we believe it to be in the best interest of the company/shareholders.

Board attendance	Case-by- case

Generally require attendance at 75% of meetings

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Require a Majority Vote for the Election of Directors	For

Mandatory Retirement Age	Case-by- case

We favor experience and contribution over an age limit, if the director is contributing fully to the board.

ITEM	Vote

Compensation

Omnibus Stock Plans	Against

• Vote against proposed plan if the dilution from all plans (including proposed) exceeds 5% of shares and units outstanding.

Option Repricing	Against

• Vote against the repricing of underwater options

Executive Compensation Plans	Case-By- Case

We abide by the following criteria:

• Short-term and long-term compensation plans must contain both absolute and relative metrics

• Metrics must be measurable and realistic

• Long term compensation should be paid in stock, with a vesting period of at least three years

• Long term compensation must include a TSR metric

Approve Remuneration of Directors and Auditors	Case-by- case

Company Loans to Executives and Directors	Against

• Generally vote against company loans to executives and directors

Approve or Amend Severance Agreements/Change-in-Control Agreements	Case-by- case

Advisory Vote on Executive Compensation (“Say on Pay”) Frequency	For

• Vote FOR annual frequency

ITEM	Vote

Capital Structure

Approve an Increase in Authorized Common Shares or Preferred Shares	Case-by- case

Authorize New Class of Preferred Stock (USA)	Case-by- case

• Vote against if the board has unlimited rights to set the terms and conditions of the shares

(known as “blank check” preferred stock).

Approve Issuance of Warrants/Convertible Debentures (USA)	Case-by- case

• Vote against if the warrants/debentures, when exercised, would exceed ‘10’ percent of current outstanding voting rights.

Authorize Issuance of Equity or Equity-Linked Securities with Preemptive Rights	Case-by- case

Share Repurchase Programs	Case-by- case

We generally support share repurchase programs if the stock is trading below the company’s net asset value and there is no better use for the capital

Approve Special Dividends	For

Approve Stock Split	For

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Approve Reverse Stock Split	Case-by- case

Generally approve, but vote against if the company does not intend to proportionally reduce the number of authorized shares.

Authorize Issuance of Bonds/Debentures (Global)	Case-by- case

Approve Issuance of Shares for a Private Placement	Case-by- case

• Vote against if (1) The shares have superior voting rights OR (2) The stock would be issued at a discount to the fair market value.

Clawback of Incentive Payments	Case-by- case

We are in favor of clawback of incentive payments in the event of fraud or accounting misstatements.

ITEM	Vote

Shareholder Proposals

Proxy Access	For

In favor of proxy access, with some brackets around ownership. In order to nominate a person to a board via the company’s proxy card, the shareholder or group must possess the following criteria:

• Own no less than 3% of the shares for 3 consecutive years, if the group consists of 5 or fewer shareholders

• Own no less than 5% of the shares for 3 consecutive years, if the group is over 5 but less than 10 shareholders

Shareholder Proposal to Amend Bylaws	For

In favor of a shareholder proposal to amend bylaws, with some brackets around ownership. In order to submit a proposal to amend bylaws, the shareholder or group must possess the following criteria:

• Own no less than 1% of the shares for at least 1 year

Adopt, Renew or Amend Shareholder Rights Plan (Poison Pill)	Against

• Vote against if (1) The proposal is binding rather than precatory (advisory) OR (2) The proposal seeks to redeem the current rights plan (and does not ask for a shareholder vote).

Submit or Amend Severance Agreement (Change-in-Control) to Shareholder Vote	Against

• Vote against if the company has already adopted a policy limiting golden parachutes.

Establish Cumulative Voting of Directors	Case-by- case

We are generally against cumulative voting, since we are in favor of proxy access to nominate alternate board members.

Political contributions	Case-by- case

We are in favor of the disclosure of political contributions. We treat shareholder proposals on political contributions on a case-by-case basis.

Reimburse proxy contest expenses	Case-by- case

We are generally against the reimbursement of shareholder proxy contest expenses.

Environmental Matters	Case-by- case

We strongly support disclosure of information surrounding a company’s Sustainability efforts, and disclosure of items such as energy and water usage, GHG emissions, renewable energy initiatives, and energy targets, but we review shareholder proposals case-by-case.

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ITEM	Vote

Auditors

Ratify Auditors	For

Generally in favor of reappointing auditors unless we question the auditor’s opinion due to items such as a serious material weakness, an opinion which we deem to be inaccurate or excessive non-audit fees.

Authorize Board to Fix Remuneration of External Auditor(s)	For

Approve Special Auditors Report Regarding Related Party Transactions	For

Approve Remuneration of Directors and Auditors	Case-by- case

ITEM	Vote

Miscellaneous

Approve Listing of Shares on a Secondary Exchange	Case-by- case

• Vote against if (1) The change would result in the company being listed only on an unregulated exchange OR if (2) This proposal would completely de-list the company.

Approve Merger Agreement	Case-by- case

• Vote against if the company failed to directly or indirectly through a financial advisor contact other potential buyers as a “market check” before agreeing to the proposed deal being voted on.

Call Special Meeting of Shareholders	For

END OF POLICY

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